Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2014

The following is a review of our financial condition and results of operations as of 30 September 2014 and for the nine-month periods ended 30 September 2014 and 2013, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the nine-month period ended 30 September 2014, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 25 March 2014 (“2013 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2013 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2014 and for the nine-month periods ended 30 September 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2014 and for the nine-month periods ended 30 September 2014 and 2013. The reported numbers as of 30 September 2014 and for the nine-month periods ended 30 September 2014 and 2013 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2014 and 2013 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2013, we employed approximately 155,000 people, with operations in 24 countries across the world. Given the breadth of our operations, we are organized along seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2013 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost effectively implement these transactions and integrate the operations of businesses or other assets that we acquired and the extraction of synergies from the Grupo Modelo combination;

•	obligations under the settlement agreement we reached with the U.S. Department of Justice in relation to the Grupo Modelo combination;

•	the outcome of pending and future litigation, investigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	political events in Ukraine and related sanctions adopted by the European Union and the United States targeting Russia;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2013 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary of Changes in Accounting Policies

Effective 1 January 2014, we created a single Europe Zone by combining the Western Europe Zone and the Central & Eastern Europe Zone, we transferred the responsibility of our Spanish operations from Global Export and Holding Companies to the Europe Zone, we transferred the export of Corona to a number of European countries, and we transferred the management responsibility for our joint venture in Cuba to the Zone Latin America North. The 2013 Western Europe and Central & Eastern Europe and Latin America North information have been adjusted for comparative purposes.

Results of Operations for the Nine-Month Period Ended 30 September 2014 Compared to Nine-Month Period Ended 30 September 2013

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2014 and 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	345,646	315,497	9.6
Revenue	35,045	31,484	11.3
Cost of sales	(14,120)	(13,112)	(7.7)
Gross profit	20,925	18,372	13.9
Distribution expenses	(3,424)	(3,014)	(13.6)
Sales and marketing expenses	(5,415)	(4,481)	(20.8)
Administrative expenses	(2,010)	(1,737)	(15.7)
Other operating income/expenses	1,000	698	43.3
Exceptional items	(40)	6,253	—
Profit from operations	11,036	16,091	(31.4)
EBITDA, as defined(2)	13,436	18,242	(26.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Following the closing of the Oriental Brewery acquisition in South Korea (“OB”) on 1 April 2014, we are reporting the results and volumes of the company as of that date.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by zone:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(thousand hectoliters)		(%)(1)
North America	92,805	93,968	(1.2)
Mexico	28,954	12,632	129.2
Latin America North	89,173	84,654	5.3
Latin America South	25,779	25,540	0.9
Europe	34,146	35,826	(4.7)
Asia Pacific	67,062	54,543	23.0
Global Export & Holding Companies	7,726	8,333	(7.3)

Total	345,646	315,497	9.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated volumes for the nine-month period ended 30 September 2014 increased by 30.1 million hectoliters, or 9.6%, to 345.6 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of 18.3 million hectoliters to our consolidated volumes. The acquisition primarily affects the Mexican zone and, to a lesser degree, our European and Global Export & Holding Companies volumes.

•	The 2013 acquisition of four breweries in China impacted positively our volumes by 1.0 million hectoliters for the nine-month period ended 30 September 2014 compared to the same period last year.

•	The 2014 acquisition of OB, which will be included until 1 April 2015 as a change to our consolidated scope, increased our volumes by 7.7 million hectoliters during the nine-month period ended 30 September 2014.

•	On the same basis, the 2014 acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”) in Jilin province in China in April 2014 and the three breweries in the Jiangsu province in August 2014 in China impacted positively our volumes by 2.9 million hectoliters while the 2014 acquisition of Blue Point in the United States and the disposal of the company Comercio y Distribución Modelo (“Extra”) in Mexico had an immaterial impact on our volumes.

Excluding volume changes attributable to the acquisitions and the discontinued reporting of the TSA volumes referred to above, our own beer volumes increased 0.4% in the nine-month period ended 30 September 2014 compared to our own beer volumes for the nine-month period ended 30 September 2013. On the same basis, in the nine-month period ended 30 September 2014, our non-beer volumes increased by 2.6% compared to the same period in 2013.

North America

In the nine-month period ended 30 September 2014, our volumes in North America decreased by 1.2 million hectoliters, or 1.2%, compared to the nine-month period ended 30 September 2013.

Our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days both declined by 1.8% during the nine-month period ended 30 September 2014 compared to 30 September 2013. On the same basis, we estimate that United States industry beer sales-to-retailers adjusted for the number of selling days declined by 0.8%. During the nine-month period ended 30 September 2014 compared to 30 September 2013, we estimate that the market share of the Bud Light family was down by 20 bps.

In Canada, we began distributing our Grupo Modelo brands which we assumed from Molson Coors at the beginning of March 2014. Excluding the effect of the distribution of Grupo Modelo brands in Canada, our beer volumes decreased by 1.0% during the nine-month period ended 30 September 2014 compared to the same period last year, driven by very cold weather during the first quarter 2014, as well as industry softness in the third quarter of 2014.

Mexico

Our volumes in Mexico were 29.0 million hectoliters in the nine-month period ended 30 September 2014.

Our combination with Grupo Modelo closed on 4 June 2013. Year-over-year, for the period Grupo Modelo was consolidated, Grupo Modelo volumes grew by 1.2%. We estimate that Mexican beer industry volumes grew by low single digits, driven by a stronger economy and a good performance of our focus brands.

On the same basis, we estimate that our focus brands grew, with the Corona brand family, Bud Light and Victoria performing well.

The glass shortages, which negatively impacted both sales and cost of sales, has improved at this point.

Latin America North

In the nine-month period ended 30 September 2014, our volumes in Latin America North increased by 4.5 million hectoliters, or 5.3%, compared to the same period in 2013, with beer volumes increasing 5.9% and soft drink volumes increasing 3.7% on the same basis.

In Brazil, our beer volumes grew by 6.1% during the nine-month period ended 30 September 2014. We estimate that beer industry volumes grew by 5.9% during the nine-month period ended 30 September 2014, benefiting from a strong summer and the FIFA World Cup, but declined by 1.2% in the third quarter of 2014 driven by a soft consumer environment.

We estimate that our year-over-year market share for the nine-month period ended 30 September 2014 was up 10 bps, to 68.2%. Our premium brands continue to outperform the rest of the portfolio, with a strong performance by Budweiser, which expanded its position as the leading international brand in Brazil, based on our estimates.

Brazil soft drink growth was due both to the Pepsi brand portfolio and our own brands, including Guaraná Antarctica, especially in the second quarter of 2014.

The consumer environment in Brazil continues to be challenging, and our pack price and returnable strategies, remain major business priorities.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2014 increased by 0.2 million hectoliters, or 0.9%, with beer volumes increasing 1.3% and non-beer volumes increasing 0.5%, compared to the same period in 2013. Our beer volumes in Argentina increased by 0.3% during the nine-month period ended 30 September 2014, driven by warmer weather, although the economy remains challenging.

Europe

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2014 decreased by 1.7 million hectoliters, or 4.7%, compared to the nine-month period ended 30 September 2013. Excluding the acquisitions described above, own beer volumes for the nine-month period ended 30 September 2014 decreased 5.2%, mainly driven by a weak beer industry in Ukraine, and in Russia where own volumes declined by approximately 14%. Own beer volumes were marginally down in Belgium, declined by 2.3% in Germany and grew by 2.0% in the United Kingdom, despite strong activations during the FIFA World Cup, as we continued facing promotional pressures in Germany and faced poor summer weather in Belgium, against a difficult weather comparable last year. We estimate we lost market share in Russia and in Germany, and that we gained market share in the United Kingdom, with a strong performance of our focus brands in the off-premise channel, and in Belgium, with a strong performance in the on-premise channel.

Asia Pacific

For the nine-month period ended 30 September 2014, our volumes grew 12.5 million hectoliters, or 23.0%, compared to the same period in 2013. Excluding the acquisitions described above, our total volumes would have increased by 1.8% over the same period. On the same basis, our beer volumes in China grew by 1.7%, benefiting from a strong Chinese new year campaign, partially offset by significant cold weather in the third quarter of 2014 especially in the southeastern and central regions. This unfavorable weather contrasts with a long, hot summer last year, when our volumes grew by over 8% in the third quarter of 2013.

Our focus brands volumes grew more than 8% in the nine-month period ended 30 September 2014, compared to the same period last year. We estimate market share reached 16.5% in the nine-month period ended 30 September 2014, when including our recent acquisitions.

Global Export & Holding Companies

For the nine-month period ended 30 September 2014, Global Export & Holding Companies volumes decreased by 0.6 million hectoliters compared to the same period last year. The volume performance mainly results from the combination with Grupo Modelo and by the discontinued reporting of the TSA volumes referred to above.

Revenue

The following table reflects changes in revenue across our business zones for the nine-month period ended 30 September 2014 as compared to our revenue for the nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	12,297	12,305	(0.1)
Mexico	3,471	1,574	120.5
Latin America North	7,814	7,582	3.1
Latin America South	1,979	2,226	(11.1)
Europe	3,796	3,732	1.7
Asia Pacific	3,976	2,718	46.3
Global Export & Holding Companies	1,712	1,347	27.1

Total	35,045	31,484	11.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated revenue was USD 35,045 million for the nine-month period ended 30 September 2014. This represented an increase of USD 3,561 million, or 11.3% as compared to our consolidated revenue for the nine-month period ended 30 September 2013 of USD 31,484 million. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 acquisition of four breweries in China, the 2014 acquisitions of OB in Korea, and Ginsber and the three breweries in the Jiangsu province in China, as well as the disposal of Extra (further referred to as “2013 and 2014 acquisitions and disposals”), positively impacted our consolidated revenue by USD 867 million for the nine-month period ended 30 September 2014 compared to the nine-month period ended 30 September 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of USD 2,384 million to our consolidated revenue.

•	Our consolidated revenue for the nine-month period ended 30 September 2014 also reflects an unfavorable currency translation impact of USD 1,402 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 5.4% in the nine-month period ended 30 September 2014 compared to the nine-month period ended 30 September 2013. Our consolidated revenue for the nine-month period ended 30 September 2014 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the nine-month period ended 30 September 2014 improved as a result of revenue management initiatives and brand mix improvements from our premiumization strategies.

The main business zones contributing to growth in our consolidated revenues were (i) Latin America North, due to revenue management initiatives, partially offset by our FIFA World Cup activations and higher taxes; (ii) Latin America South, driven by price increases to offset inflation; and (iii) Asia Pacific driven mainly by improved brand mix and volume.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for nine-month period ended 30 September 2014 as compared to the nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	(4,867)	(5,008)	2.8
Mexico	(1,058)	(503)	(110.3)
Latin America North	(2,708)	(2,571)	(5.3)
Latin America South	(741)	(872)	15.0
Europe	(1,615)	(1,692)	4.6
Asia Pacific	(1,956)	(1,481)	(32.1)
Global Export & Holding Companies	(1,174)	(985)	(19.2)

Total	(14,120)	(13,112)	(7.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting .See “—Summary of Changes in Accounting Policies” above.

Our consolidated cost of sales was USD 14,120 million for the nine-month period ended 30 September 2014. This represented an increase of USD 1,008 million, or 7.7%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated cost of sales by USD 349 million for the nine-month period ended 30 September 2014 compared to the nine-month period ended 30 September 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of USD 861 million to our consolidated cost of sales.

•	Our consolidated cost of sales for the nine-month period ended 30 September 2014 also reflects a positive currency translation impact of USD 535 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our cost of sales would have increased by 2.5%. Our consolidated cost of sales for the nine-month period ended 30 September 2014 was partly impacted by the developments in volumes discussed above. The increase in our cost of sale is also driven by transactional foreign currency impacts, primarily Brazilian real/USD, higher depreciation charges related to investments in Brazil during the third quarter of 2014, partially offset by efficiency gains, favorable commodity prices, as well as a one-time benefit of USD 57 million, related to the reversal of medical expense accruals in the US from prior years.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2014 as compared to the nine-month period ended 30 September 2013. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2014 were USD 9,849 million, representing an increase of USD 1,315 million, or 15.4% compared to our operating expenses for the same period 2013.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine-month period ended 30 September 2014 as compared to the nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	(1,003)	(958)	(4.7)
Mexico	(344)	(141)	(144.0)
Latin America North	(1,035)	(986)	(5.0)
Latin America South	(202)	(225)	10.2
Europe	(375)	(380)	1.3
Asia Pacific	(329)	(229)	(43.7)
Global Export & Holding Companies	(136)	(96)	(41.7)

Total	(3,424)	(3,014)	(13.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated distribution expenses were USD 3,424 million for the nine-month period ended 30 September 2014. This represented an increase of USD 410 million, or 13.6%, as compared to the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated distribution expenses by USD 65 million for the nine-month period ended 30 September 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of USD 216 million to our consolidated distribution expenses.

•	Our consolidated distribution expenses for the nine-month period ended 30 September 2014 also reflect a positive currency translation impact of USD 179 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 10.2%, mainly driven by higher own distribution volumes in Brazil, increased expenses in Mexico, increased freight rates in the U.S. and higher fuel costs and wage increases for unionized workers in Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine-month period ended 30 September 2014 as compared to the nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	(1,635)	(1,438)	(13.7)
Mexico	(595)	(262)	(127.1)
Latin America North	(1,011)	(954)	(6.0)
Latin America South	(240)	(255)	5.9
Europe	(865)	(799)	(8.3)
Asia Pacific	(892)	(633)	(40.9)
Global Export & Holding Companies	(178)	(139)	(28.1)

Total	(5,415)	(4,481)	(20.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated sales and marketing expenses were USD 5,415 million for the nine-month period ended 30 September 2014. This represented an increase of USD 934 million, or 20.8%, as compared to our sales and marketing expenses for the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated sales and marketing expenses by USD 178 million for the nine-month period ended 30 September 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of USD 352 million to our consolidated sales and marketing expenses.

•	Our consolidated sales and marketing expenses for the nine-month period ended 30 September 2014 also reflect a positive currency translation impact of USD 175 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the nine-month period ended 30 September 2014 would have increased 12.9%, driven by increased support for our brands, innovations and sales activations in most zones. The increased investments include our 2014 FIFA World Cup activations, particularly in Latin America North and South, Mexico and Europe, as well as investments behind proven trade marketing programs and the new Bud Light summer campaign in the United States.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the Nine-month period ended 30 September 2014 as compared to the Nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	(356)	(352)	(1.1)
Mexico	(339)	(148)	(129.1)
Latin America North	(385)	(380)	(1.3)
Latin America South	(72)	(79)	8.9
Europe	(254)	(245)	(3.7)
Asia Pacific	(275)	(236)	(16.5)
Global Export & Holding Companies	(328)	(298)	(10.1)

Total	(2,010)	(1,737)	(15.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated administrative expenses were USD 2,010 million for the nine-month period ended 30 September 2014. This represented an increase of USD 273 million, or 15.7%, as compared to our consolidated administrative expenses for the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions and disposals negatively impacted our consolidated administrative expenses by USD 29 million for the nine-month period ended 30 September 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of USD 207 million to our consolidated administrative expenses.

•	Our consolidated administrative expenses for the nine-month period ended 30 September 2014 also reflect a positive currency translation impact of USD 46 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have increased by 4.6% mainly as a result of the timing of accruals for variable compensation and other overhead expenses.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the Nine-month period ended 30 September 2014 as compared to the nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	276	51	441.2
Mexico	179	60	198.3
Latin America North	435	476	(8.6)
Latin America South	(12)	(10)	(20.0)
Europe	15	18	(16.7)
Asia Pacific	84	68	23.5
Global Export & Holding Companies	23	34	(32.4)

Total	1,000	698	43.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2014 was USD 1,000 million. This represented an increase of USD 302 million, or 43.3%, compared to the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect a negative translation impact of USD 32 million.

The other operating income of 1,000 million USD includes a one-time positive accounting adjustment of 223 million USD, reported in North America, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the effects of the business acquisitions and currency translation effects and the one-time gain described above, the net positive effect of our other operating income and expenses would have increased by 13.7% for the nine-month period ended 30 September 2014 as compared to the same period in 2013. This increase was mainly due to income from government grants.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2014, exceptional items consisted of restructuring charges, acquisition costs of business combinations and the impact of business disposals. Exceptional items were as follows for the nine-month period ended 30 September 2014 and 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013
	(USD million)
Restructuring (including impairment losses)	(80)	(118)
Fair value adjustments	—	6,410
Business and asset disposals (including impairment losses)	111	39
Acquisitions costs of business combinations	(71)	(78)

Total	(40)	6,253

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 80 million for the nine-month period ended 30 September 2014 as compared to a net cost of USD 118 million for the nine-month period ended 30 September 2013. These charges relate mainly to the integration of Grupo Modelo and organizational alignments in Asia Pacific and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 111 million for the nine-month period ended 30 September 2014 mainly attributable to additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Extra.

Acquisitions costs business combinations

Acquisition costs of USD (71) million for the nine-month period ended 30 September 2014 primarily relate to cost incurred for the acquisition of OB that closed on 1 April 2014.

Fair value adjustments

Fair value adjustments recognized during the nine-month period ended 30 September 2013 related to the exceptional impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine-month period ended 30 September 2014 as compared to the nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013(2)	Change
	(USD million)		(%)(1)
North America	4,701	4,595	2.3
Mexico	1,206	487	147.6
Latin America North	3,109	3,166	(1.8)
Latin America South	705	784	(10.1)
Europe	685	623	10.0
Asia Pacific	548	198	176.8
Global Export & Holding Companies	83	6,239	(98.7)

Total	11,036	16,091	(31.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes to the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our profit from operations amounted to USD 11,036 million for the nine-month period ended 30 September 2014. This represented a decrease of USD 5,055 million, or 31.4%, as compared to our profit from operations for the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2013 and 2014, currency translation effects and the effects of certain exceptional items as described above.

•	The 2013 and 2014 acquisitions and disposals positively impacted our consolidated profit from operations by USD 166 million for the nine-month period ended 30 September 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed an increase of USD 771 million to our consolidated profit from operations.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2014 also reflects a negative currency translation impact of USD 441 million.

•	Our profit from operations for the nine-month period ended 30 September 2014 was negatively impacted by USD 40 million of certain exceptional items, as compared to a positive impact of USD 6,253 million for the nine-month period ended 30 September 2013. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2014 and 2013.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2014 as compared to nine-month period ended 30 September 2013:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013	Change
	(USD million)		(%)(1)
Profit	8,026	13,165	(39.0)
Net finance cost	1,273	1,666	23.6
Income tax expense	1,750	1,548	(13.0)
Share of result of associates	(13)	(288)	(95.5)

Profit from operations	11,036	16,091	(31.4)
Depreciation, amortization and impairment	2,400	2,151	(11.6)

EBITDA, as defined(2)	13,436	18,242	(26.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2013 Compared to Year Ended 31 December 2012—EBITDA, as defined” of our 2013 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 13,436 million for the nine-month period ended 30 September 2014. This represented a decrease of USD 4,806 million, or 26.3%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2013. The results for the nine-month period ended 30 September 2014 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2013 and 2014 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 40 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2014, as compared to a positive impact of USD 6,253 million during the nine-month period ended 30 September 2013. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2014 and 2013.

Net Finance Cost

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013	Change
	(USD million)		(%)(1)
Net interest expense	(1,260)	(1,330)	5.3
Net interest on net defined benefit liabilities	(95)	(116)	18.1
Accretion expense	(237)	(236)	(0.4)
Other financial results	(22)	(135)	83.7

Net finance costs before exceptional finance cost	(1,614)	(1,817)	11.2
Mark-to-market adjustment on derivatives	341	251	35.9
Other financial results	—	(100)	—

Exceptional net finance income/(cost)	341	151	125.8

Net finance costs	(1,273)	(1,666)	23.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2014 was USD 1,273 million, as compared to USD 1,666 million for the nine-month period ended 30 September 2013, representing a decrease of USD 393 million.

Other financial results in the nine-month period ended 30 September 2014 include a mark-to-market gain of USD 436 million linked to the hedging of our share based payment programs, compared to a gain of USD 298 million during the nine-month period ended 30 September 2013. Other financial results also include negative currency results and hedging costs. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the nine-month period, are shown in the table below:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013
Share price at the start of the nine-month period (in euro)	77.26	65.74
Share price at the end of the nine-month period (in euro)	88.12	73.58
Number of equity derivative instruments (millions)	28.7	28.3

Exceptional net finance income was USD 341 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 151 million during the nine-month period ended 30 September 2013 (of which, USD 100 million cost related to commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination and USD 251 million gain related to gains on derivatives entered to hedge the deferred share instrument mentioned above). By 30 September 2014, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Nine-month period ended 30 September 2014	Nine-month period ended 30 September 2013
Share price at the start of the nine-month period (in euro)	77.26	65.74
Share price of additional hedges in the nine-month period (in euro)	—	69.47
Share price at the end of the nine-month period (in euro)	88.12	73.58
Number of deferred share instruments at the start of the nine-month period (millions)	23.1	9.5
Number of deferred share instruments at the end of the nine-month period (millions)	23.1	23.0

Share of result of associates

Our share of result of associates for the nine-month period ended 30 September 2014 was USD 13 million as compared to USD 288 million for the nine-month period ended 30 September 2013. In 2013, the share of results of associates reflected our equity investment in Grupo Modelo. The results of Grupo Modelo have been fully consolidated since the combination between Grupo Modelo and AB InBev on 4 June 2013.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2014 amounted to USD 1,750 million, with an effective tax rate of 17.9%, as compared to an income tax expense of USD 1,548 million and an effective tax rate of 10.7% for the nine-month period ended 30 September 2013. The increase in the effective tax rate mainly resulted from the 2013 non-taxable, exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, and changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,337 million for the nine-month period ended 30 September 2014, an increase of USD 47 million from USD 1,290 million for the nine-month period ended 30 September 2013.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2014 was USD 6,689 million (compared to USD 11,875 million for the nine-month period ended 30 September 2013) with basic earnings per share of USD 4.10, based on 1,633 million shares outstanding, representing the weighted average number of shares outstanding during the nine-month period ended 30 September 2014. The decrease in profit attributable to our equity holders during the nine-month period ended 30 September 2014 was mainly driven by the exceptional impact in 2013 of revaluing the initial investment held in Grupo Modelo (see “Exceptional Items” above), partially offset by higher profit from operations, including the results from Modelo for the nine-month period ended 30 September 2014 and the results of OB as from 1 April 2014 and lower net finance costs. Profit attributable to our equity holders for the nine-month period ended 30 September 2014 also includes the benefit of a one-time gain of USD 223 million following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the nine-month period ended 30 September 2014 would have been USD 6,345 million and basic earnings per share would have been USD 3.89.

Outlook

Our outlook for 2014 is as follows:

We expect an improvement in the trend of US industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in the first quarter of 2014. We expect the Mexican beer industry to return to growth in full year 2014, driven by a stronger economy, as well as our own commercial programs. We expect Brazil beer industry volumes to resume growth in full year 2014, helped by the 2014 FIFA World Cup. We expect a year of solid volume growth in China.

We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2014 as it did in 2013. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily Brazilian real/US dollar), partly offset by favorable global commodity prices, procurement savings and efficiency gains.

We expect our distribution expenses per hectoliter to increase organically by mid-single digits, driven by higher distribution expenses in Brazil, the US and Mexico.

We expect a low to mid-teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase is expected to include investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales and marketing investments to be weighted towards the first half of the year.

We are amending our guidance on the average coupon on net debt. We now expect the average coupon on net debt to be in the range of 4.0% to 4.5% in full year 2014. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. We expect that other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs.

Our previous guidance for net capital expenditure in full year 2014 was approximately USD 4.0 billion. We are amending this guidance to be approximately USD 3.7 billion.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items) ratio of around 2.0:1. Approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro.